UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On October 8, 2026, DirectBooking Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with certain investors (each an “Investor” and collectively, the “Investors”) relating to the issuance and sale of 5,000,000 class A ordinary shares (the “Purchased Shares”) of a par value of US$0.0008 each of the Company (the “Class A Ordinary Shares”), at US$0.47 per share for an aggregate purchase price of US$2,350,000 (the “PIPE Transaction”).

Pursuant to the Subscription Agreement, the closing of the PIPE Transaction is expected to take place on a date mutually agreed by the Company and the Investors (the “Closing Date”).

The issuance of the Purchased Shares has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares are being issued in an offshore transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Regulation S promulgated thereunder. Each Investor has, severally and not jointly, represented to the Company that it is not a “U.S. Person” under Regulation S.

Immediately upon the closing of the PIPE Transaction and the Company’s issuance of the Purchased Shares to the Investors, the Company will have a total of 12,992,639 Class A Ordinary Shares issued and outstanding.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is furnished as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
10.1	Form of Subscription Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

Date: October 13, 2026	By:	/s/ Tan Yu
	Name:	Tan Yu
	Title:	Chief Executive Officer, Chairman of the Board and Director

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